UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 3)
INCO LIMITED
(Name of Subject Company)
INCO LIMITED
(Names of Persons Filing Statement)
Common Shares
(Title of Class of Securities)
453258402
(CUSIP Number of Class of Securities)
Simon A. Fish, Esq.
Executive Vice-President, General Counsel & Secretary
145 King Street West, Suite 1500,
Toronto, Ontario M5H 4B7
(416) 361-7511
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
James C. Morphy, Esq.
George J. Sampas, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 3 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Inco on August 15, 2006 and amended on August 16 and August 21, 2006. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 and previous amendments thereto remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.
     This Statement relates to an offer (as it may be amended, varied and extended from time to time, the “CVRD Offer”) by the Offeror, a wholly-owned subsidiary of CVRD, to purchase, at a purchase price of Cdn.$86.00 cash per share, all of the Inco Shares, and including any Inco Shares that may become issued and outstanding after the date of the CVRD Offer but prior to 8:00 p.m. (Toronto time) on September 28, 2006, or such later date as is set out in a notice of variation of the CVRD Offer issued at any time extending the period during which Inco Shares may be deposited into the CVRD Offer, upon the conversion, exchange or exercise of any securities of Inco (other than Rights) that are convertible into or exchangeable or exercisable for Inco Shares. In connection with the CVRD Offer, Inco’s board of directors has prepared a notice of change to directors’ circular (the “Notice of Change”) pursuant to applicable securities laws in Canada. The Notice of Change, which will be mailed to Inco shareholders, is filed as Exhibit (a)(5) to this Statement and is incorporated herein by reference in its entirety. Inco also issued a press release on August 29, 2006 announcing its intention to file the Notice of Change with Canadian and U.S. securities regulators. A copy of the August 29, 2006 press release is attached hereto as Exhibit (a)(6) and is incorporated herein by reference.
Item 4.  The Solicitation or Recommendation.
(a)  Solicitation/Recommendation
     Item 4(a) is hereby amended and supplemented by adding the following hereto:
     The information set forth in the Notice of Change under the headings “Recommendation of the Board of Directors”, “Reasons for the Recommendation”, “Recent Developments” and “Other Transactions” is incorporated herein by reference.
(b)  Reasons for the Recommendation
     Item 4(b) is hereby amended and supplemented by adding the following hereto:
     The information set forth in the Notice of Change under the headings “Recommendation of the Board of Directors”, “Reasons for the Recommendation”, “Recent Developments” and “Other Transactions” is incorporated herein by reference.
Item 7.  Purposes of the Transaction and Plans or Proposals.
     Item 7 is hereby amended and supplemented by adding the following hereto:
     The information set forth in the Notice of Change under the headings “Reasons for the Recommendation”, “Recent Developments” and “Other Transactions” is incorporated herein by reference.
Item 8.  Additional Information.
     Item 8 is hereby amended and supplemented by adding the following hereto:
     The information set forth in the Notice of Change under the headings “Caution Regarding Forward-Looking Statements”, “Currency”, “Currency Exchange Rate Information”, “Notice of Change to Directors’ Circular”, “Other Information”, “Material Changes”, “Other Matters”, “Statutory Rights”, “Directors’ Approval” and “Certificate” is incorporated herein by reference.
Item 9. Exhibits.
     Item 9 is hereby amended and supplemented by adding the following hereto:
(a)(5)	Notice of Change to Directors’ Circular, dated August 28, 2006

(a)(6)	Press release issued by Inco on August 29, 2006

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/  Simon A. Fish

Simon A. Fish, Esq.
Executive Vice-President, General Counsel and Secretary
August 29, 2006